                        SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               DTE ENERGY COMPANY

                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 DTE Energy Company ("Claimant") is a Michigan corporation, incorporated on January 26, 1995. From the date of its incorporation through December 31, 1995, Claimant was a wholly owned subsidiary of The Detroit Edison Company, a Michigan public utility. On January 1, 1996, pursuant to a share exchange accomplished in accordance with the provisions of the Michigan Business Corporation Act, all outstanding Common Stock of The Detroit Edison Company was exchanged on a one-for-one basis for the Common Stock of Claimant. Thus, as of January 1, 1996, Claimant became a publicly held corporation with the purpose of holding the outstanding stock of its subsidiaries. Claimant's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 The Detroit Edison Company ("Detroit Edison"), incorporated in Michigan since 1967, is a Michigan public utility subject to regulation by the Michigan Public Service Commission and the Federal Energy Regulatory Commission. It is engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. It also owns and operates a steam heating system in Detroit, Michigan. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of Claimant. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 Midwest Energy Resources Company ("MERC") is a Michigan corporation established on June 5, 1974. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

                 The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation established on May 28, 1886. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

                 St. Clair Energy Corporation ("St. Clair") is a Michigan corporation established on August 27, 1906. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

                 International Transmission Company ("ITC") is a Michigan corporation established May 16, 2000. ITC is a wholly owned subsidiary of Detroit Edison and is engaged in owning transmission assets formerly owned by Detroit Edison.

                 MERC, EIC, St. Clair, and ITC have offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 DTE Energy Resources, Inc., formerly DE Energy Services, Inc. ("DTE ER") is a Michigan corporation established on August 29, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE ER has offices at 425 S. Main, Ann Arbor, Michigan 48107 and it is engaged in energy services and landfill gas projects.

                 DTE Biomass Energy, Inc., formerly Biomass Energy Systems, Inc., ("DTE Biomass") is a Michigan corporation established on July 15, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. On January 1, 1995 Biomass became a wholly owned subsidiary of DTE ER and it is engaged in landfill gas projects.

                 RES Power, Inc. ("RES") is a Michigan corporation established on January 6, 1983, with offices at 425 S. Main, Ann Arbor, Michigan 48107. RES is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation established on January 24, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sonoma is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation established on August 16, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverview is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 DTE Arbor Gas Producers, Inc. ("DTE Arbor") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Plainville Gas Producers, Inc., formerly Sumpter Gas
Producers, Inc., ("Plainville") is a Michigan corporation established on June 2, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Plainville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Belleville Gas Producers, Inc. ("Belleville") is a Michigan corporation established November 8, 1996 with offices at 425 S. Main, Ann Arbor, Michigan, 48107. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., ("Escambia") is a Michigan corporation established November 18, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                  Fayetteville Gas Producers, L.L.C., formerly Fayetteville Gas Company, L.L.C. ("Fayetteville") is a North Carolina company formed October 20, 1994. DTE Biomass purchased an 100% interest in Fayetteville on December 1, 1997. Offices are located at 425 S. Main, Ann Arbor, Michigan 48107. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Lycoming Gas Producers, Inc. ("Lycoming") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Lycoming is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                 Roxana Gas Producers, Inc. ("Roxana") is a Michigan corporation established August 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Roxana is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

                Orlando Gas Producers, Inc. ("Orlando"), is a Michigan corporation established February 8, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Birmingham Gas Producers, L.L.C. ("Birmingham"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Montgomery Gas Producers, L.L.C. ("Montgomery"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Oklahoma Gas Producers, L.L.C. ("Oklahoma"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Phoenix Gas Producers, L.L.C. ("Phoenix"), is a Michigan company established April 13, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Wake Gas Producers, L.L.C. ("Wake"), is a North Carolina company established October 3, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Coopersville Gas Producers, L.L.C. ("Coopersville"), is a Michigan company established May 1, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Coopersville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Hillside Gas Producers, L.L.C. ("Hillside"), is a Michigan company established May 7, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Hillside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Illini Gas Producers, L.L.C. ("Illini"), is a Michigan company established September 13, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Illini is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                South Side Gas Company, L.L.C. ("South Side") is a Michigan company established December 29, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. South Side is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                Kansas City Gas Producers, L.L.C. ("Kansas City") is a Michigan company established March 8, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Kansas City is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

                DTE Energy Services, Inc., formerly Edison Energy Services, Inc., ("DTE ES") is a Michigan corporation established on June 29, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

                DTE ES Holdings, Inc. ("DTE ES Holdings") is a Michigan corporation established August 28, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

                PCI Enterprises Company ("PCI") is a Michigan corporation established on August 1, 1995, with offices at 425 S. Main, Ann Arbor, Michigan 48107. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

                EES Coke Battery Company, Inc. ("EES Coke") is a Michigan corporation established on October 29, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. EES Coke is a wholly owned subsidiary of DTE ES and it operates a coke battery facility.

                DTE Indiana Harbor, L.L.C. ("Indiana Harbor") is a Delaware company established January 26, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Indiana Harbor is 75% owned by DTE ES and 25% owned by DTE ES Holdings and is a holding company.

                DTE BH Holdings, Inc. (DTE BH") is a Delaware corporation established July 6, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company.

                Burns Harbor Coke Energy Company, Inc. ("Burns Harbor") is a Delaware corporation established June 8, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Burns Harbor is a wholly owned subsidiary of DTE BH and is a holding company.

                DTE Burns Harbor, L.L.C. ("DTE Burns Harbor") is a Delaware corporation established February 25, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Burns Harbor is 88% owned by Burns Harbor and 12% owned by DTE BH and operates a coke battery facility.

                DTE Georgetown, L.L.C. ("Georgetown"), is a Delaware company established September 8, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Georgetown is a wholly owned subsidiary of DTE ES and is engaged in the generation of electricity.

                DTE Sparrows Point, L.L.C. ("Sparrows Point"), is a Delaware company established August 31, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sparrows Point is a wholly owned subsidiary of DTE ES and is engaged in the operation of a pulverized coal injection plant.

                DTE Synfuels, L.L.C. ("Synfuels") is a Delaware company established November 11, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Synfuels is a wholly owned subsidiary of DTE ES and is a holding company for synfuels projects.

                DTE Synfuel Operations, L.L.C. ("Synfuel Operations") is a Delaware company established July 20, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Synfuel Operations is a wholly owned subsidiary of Synfuels and provides labor and management services to operate synthetic fuel manufacturing facilities.

                DTE Synfuel Partners, L.L.C. ("Synfuel Partners") is a Delaware company established December 7, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Synfuel Partners is a wholly owned subsidiary of Synfuels and is a holding company for numerous synthetic fuel manufacturing facilities.

                DTE IndyCoke, L.L.C. ("IndyCoke"), formerly CRC No. 1, L.L.C., is a Delaware company established November 19, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. IndyCoke is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                DTE Mountaineer, L.L.C. ("Mountaineer"), formerly CRC No. 3, L.L.C., is a Delaware company established November 19, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Mountaineer is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                DTE Smith Branch, L.L.C. ("Smith Branch"), formerly CRC No. 5, L.L.C., is a Delaware company established November 19, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Smith Branch is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                DTE Clover, L.L.C. ("Clover"), formerly CRC No. 6, L.L.C., is a Delaware company established January 1, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Clover is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                DTE Kentucky, L.L.C. ("Kentucky") is a Delaware company established December 23, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Kentucky is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                DTE Riverhill L.L.C. ("Riverhill") is a Delaware company established August 20, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverhill is a wholly owned subsidiary of Synfuels and operates a processing facility to produce solid synthetic fuel pellets from coal fines.

                DTE Northwind, L.L.C. ("Northwind") is a Delaware company established September 3, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Northwind is a wholly owned subsidiary of DTE ES and operates a chilled water plant.

                DTE Northwind Operations, L.L.C. ("Northwind Operations") is a Michigan company established October 8, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Northwind Operations is a wholly owned subsidiary of DTE ES and handles the operation and maintenance of Northwind.

                DTE Sparrows Point Operations, Inc. ("Sparrows Point Operations") is a Michigan Company established August 31, 1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sparrows Point Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation of pulverized coal injection facilities.

                DTE Sparrows Point Holdings, L.L.C. ("Sparrows Point Holdings") is a Delaware company established April 26, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sparrows Point Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

                DTE Backup Generation Equipment Leasing, L.L.C. ("Backup Generation Equipment Leasing") is a Delaware Company established November 3, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Backup Generation Equipment Leasing is a wholly owned subsidiary of DTE ES, and is engaged in the equipment leasing business.

                Power Energy Partners, L.L.C. ("Power Energy Partners") is a Delaware Company established May 21, 1999, with offices at 425 S. Main, Ann Arbor, Michigan 48107. Power Energy Partners is a wholly owned subsidiary of DTE ES, and is engaged in development of projects generating electricity.

                DTE Georgetown Holdings, Inc. is a Delaware company established December 14, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107.
DTE Georgetown Holdings Inc. is a wholly owned subsidiary of DTE ES, and is a holding company.

                 DTE Coal Services, Inc. ("DTE Coal") is a Michigan corporation established on July 10, 1996, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

                 DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., ("DTE Rail") is a Michigan Corporation established November 18, 1997, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.


                 DTE Transportation Services, Inc. ("DTE Transportation") is a Michigan corporation established May 19,1998, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Transportation is a wholly owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.

                 DTECS Holdings, Inc. ("DTECS Holdings") is a Michigan Corporation established July 25, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTECS Holdings is a wholly owned subsidiary of DTE Coal and is engaged in the business of administering coal contracts. DTECS Holdings owns a 1% general partnership interest in DTECS Limited Partnership.

                 DTECS Limited Partnership is a Michigan Company established July 25, 2000, with offices at 425 S. Main, Ann Arbor, Michigan 48107.
DTECS Limited Partnership is a 99% owned subsidiary of DTE Coal, which holds a limited partnership interest, and is engaged in the acquisition, storage and reselling of coal. DTECS Holdings holds a general partnership interest in DTECS Limited Partnership.

                 DTE Capital Corporation ("DTE Capital") is a Michigan corporation established on September 6, 1995. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE Capital has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it provides financial services for the non-utility affiliates of Claimant. DTE Capital's operations are in the process of being transferred to Claimant.

                 Syndeco Realty Corporation ("Syndeco") is a Michigan corporation established on August 22, 1986. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. Syndeco has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it is engaged in real estate projects.

                 Edison Development Corporation ("EDC") is a Michigan corporation established on May 24, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. EDC has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in business development.

                 EdVenture Capital Corp. ("EdVenture") is a Michigan Corporation established on May 24, 1994, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is a wholly owned subsidiary of EDC and it is engaged in equity investment.

                 Wolverine Energy Services, Inc. ("Wolverine") is a Michigan corporation established September 6, 1995, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of Claimant and is a holding company.

                 DTE Edison America Catalog Sales, Inc. ("Catalog") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Catalog is a wholly owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products. Catalog is currently engaged in the dissolution of its affairs.

                 DTE Edison America, Inc. ("Edison America") is a Michigan corporation established April 13, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine and is engaged in energy and energy related products.

                 DTE Energy Solutions, Inc. ("Solutions") is a Michigan corporation established April 10, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

                 DTE Energy Technologies, Inc. ("Technologies") is a Michigan corporation established March 18, 1997, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

                 DTE Energy Trading, Inc., formerly Huron Energy Services, Inc., ("DTE Energy Trading") is a Michigan corporation established on September 6, 1995. DTE Energy Trading has offices at 101 N. Main, Ann Arbor, Michigan 48104 and it is engaged in wholesale and retail energy marketing. DTE Energy Trading became a wholly owned subsidiary of DTE ER on November 30, 1998.

                 DTE Generation, Inc. ("DTE Generation") is a Michigan corporation established July 31, 1998, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Generation is a wholly owned subsidiary of DTE ER and is a holding company.

                 DTE Engineering Services, Inc., formerly UTS Systems, Inc., ("DTE Engineering Services") is a Michigan corporation established April 23, 1985. This corporation became a wholly owned subsidiary of Solutions on January 27, 1999. DTE Engineering Services has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and is engaged in professional engineering services.

                 DTE Energy Marketing, Inc., formerly Great Lakes Energy Products, Inc. ("DTE Energy Marketing") is a Michigan corporation established December 30, 1996 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Energy Marketing became a wholly owned subsidiary of DTE ER on July 22, 1999,and is engaged in equity investment.

         2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - none


The Detroit Edison Company maintains the following generating facilities which are located in the State of Michigan, as follows:



------------------------------------------------------------------------------------------------------
                                  Location By
                                  Michigan               Summer Net             Year
       Plant Name                 County           Rated Capability (1) (2)     in Service
------------------------------------------------------------------------------------------------------
                                                  (MW)
Fossil-fueled Steam-Electric
   Belle River (3)                St. Clair         1,026             9.3%      1984 and 1985
   Conners Creek                  Wayne               167             1.5       1999
   Greenwood                      St. Clair           785             7.1       1979
   Harbor Beach                   Huron               103             0.9       1968
   Marysville                     St. Clair           167             1.5       1930, 1943 and 1947
   Monroe (4)                     Monroe            3,000            27.2       1971, 1973 and 1974
   River Rouge                    Wayne               510             4.6       1957 and 1958
   St. Clair                      St. Clair         1,417            12.9       1953, 1954, 1961 and 1969
   Trenton Channel                Wayne               725             6.6       1949, 1950 and 1968
                                                  -----------------------
                                                    7,900            71.6%

Oil or Gas-fueled Peaking
   Units                          Various           1,102            10.0       1966-1971, 1981 and 1999
Nuclear-fueled Steam-Electric
   Fermi 2 (5)                    Monroe            1,111            10.1       1988
Hydroelectric Pumped Storage
   Ludington (6)                  Mason               917             8.3       1973
                                                  -----------------------
                                                   11,030           100.0%
                                                  =======================

(1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2) Excludes one oil-fueled unit, St. Clair Unit No. 5 (250 MW), in economy reserve status.

(3) The Belle River capability represents Detroit Edison's entitlement to 81.39% of the capacity and energy of the plant.

(4) The Monroe Power Plant provided 35.56% of Detroit Edison's total 2000 power plant generation.

(5)  Fermi 2 has a design electrical rating (net) of 1,150 MW.

(6) Represents Detroit Edison's 49% interest in Ludington with a total capability of 1,872 MW. Detroit Edison is leasing 306 MW to First Energy for the six-year period June 1, 1996 through May 31, 2002.

     Detroit Edison and Consumers Energy interchange energy through nine interconnections. Detroit Edison and Consumers Energy also have interchange agreements to exchange electric energy through 12 interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro Services Company. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.


12-31-2000

     Transmission and Distribution. Detroit Edison owns and operates within the State of Michigan 618 distribution substations with a capacity of 18,386,200 kilovolt amperes and 439,424 line transformers with a capacity of 21,378,979 kilovolt amperes. Electric transmission and distribution lines owned and in service as of December 31, 2000 are as follows:


                                        Overhead Lines       Underground Lines
                                        --------------       -----------------
                                                             Conduit
                                       Pole      Circuit     Bank       Cable
Design Line Voltage - KV               Miles     Miles       Miles      Miles
------------------------               -----     -------     -------    -----
Transmission -
         120 KV                        1,108     1,623           -        166
         140 KV                           31        31           -          -
         230 KV                           77        87           -          -
         345 KV                          525       956           -          7
                                       -----     -----       -----      -----
                                       1,741     2,697                    173

Distribution -

         Under 4.8 KV                       -                   65        633
         4.8 KV and 13.2 KV            32,836                  458     14,893
         24 KV                            105                  258      1,046
         40 KV                          2,825                   91        335
         120 KV                            54                    -         16
                                       ------                -----     ------
                                       35,820                  872     16,923
                                       ------                -----     ------
Grand Total                            37,561                  872     17,096
                                       ------                -----     ------

        3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant - None
                 Detroit Edison -           Kwh                       State                      Revenues
                                   ----------------------        ------------------         ---------------------
                                           54,999,865,396              Michigan                     4,024,477,608
                                   ======================                                   =====================

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 Claimant - None
                 Detroit Edison -  None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 Claimant - None
                 Detroit Edison -             Kwh                       State                     Revenues
                                   ----------------------        ------------------          ----------------------
                                              703,691,000          Ontario, Canada                     $ 21,991,101
                                               35,506,000               Ohio                             18,140,900
                                              138,739,000             Indiana                            54,212,235
                                   ----------------------                                    ----------------------
                                              877,936,000                                              $ 94,344,236
                                   ======================                                    ======================


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                 Claimant - None
                 Detroit Edison -          Kwh                          State                     Expenses
                                    ---------------------        ------------------          ---------------------
                                            1,108,121,000          Ontario, Canada                   $  45,873,127
                                              348,946,000                Ohio                           16,090,547
                                            5,195,420,000              Indiana                         229,297,575
                                    ---------------------                                    ---------------------
                                            6,652,487,000                                            $ 291,261,249
                                    =====================                                    =====================




         4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                 DTE River Rouge No. 1, L.L.C. ("DTE River Rouge") is a single member Michigan limited liability corporation established January 3, 2000, located at 1 Belanger Park, MI 48218 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River Rouge is an exempt wholesale generator ("EWG") owning a 230-megawatt natural gas fired electric generating unit.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.


                 DTE Generation, Inc. ("DTE Generation") is the single member of DTE River Rouge. See Exhibit B for organization structure.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                 As the single member, DTE Generation has obligations to fund DTE River Rouge through capital contributions. As shown on Exhibit B, DTE Energy Resources, Inc. (100% owned by DTE Energy) owns 100% of DTE Generation's common stock and retained earnings in the amount of $1,720,868.

                 DTE Capital, a wholly owned subsidiary of DTE Energy, has issued guarantees in the amount of $3 million for the benefit of DTE River Rouge. A support agreement from DTE Energy for the benefit of DTE Capital supports DTE Capital's guarantees.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                 Capitalization and earnings of DTE River Rouge      $1,719,868

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                 DTE River Rouge has contracts with Detroit Edison with 2000 fees of $41,653,781 for general operation, maintenance and refurbishment. DTE River Rouge has contracts with DTE Capital with 2000 fees of $2,722,279 related to cash management and lending agreements. DTE River Rouge has contracts with DTE Energy Trading, Inc. with 2000 fees of $363,000 for agency costs and 2000 revenues of $593,000 for purchasing and marketing wholesale energy.

                                   EXHIBIT A

A consolidating statement of income and surplus of the Claimant and certain of its subsidiary companies for the calendar year 2000, together with a consolidating balance sheet of Claimant and certain of its subsidiary companies as of the close of such calendar year follows.


                                  EXHIBIT B

An organizational chart showing the relationship of the EWG to associate companies in the holding company system follows.




         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2001.


                                              DTE Energy Company
                                              --------------------------
                                              (Name of Claimant)


                                              By /s/ DAVID E. MEADOR
                                                 ------------------------
                                                 David E. Meador
                                                 Senior Vice President
                                                 and Treasurer


CORPORATE SEAL
Attest:


/s/ SUSAN M. BEALE
--------------------------
Susan M. Beale

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Susan M. Beale, Vice President and Corporate Secretary
------------------------------------------------------
(Name)                                     (Title)

2000 2nd Avenue, Detroit, Michigan 48226-1279
---------------------------------------------
                 (Address)

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
Thousands of Dollars


                                                                                                 INTER-COMPANY
                                                      THE DETROIT                                 ELIMINATIONS     DTE
                                                        EDISON           DTE                          AND         ENERGY
                                                        COMPANY        CAPITAL        OTHER         RECLASS-      COMPANY
                                                      CONSOLIDATED   CORPORATION   SUBSIDIARIES    IFICATIONS   CONSOLIDATED
                                                      -----------------------------------------------------------------------
ASSETS
   Current Assets
     Cash and cash equivalents                         $    23,934    $  12,325    $     27,683   $         -   $    63,942
     Restricted cash                                             -            -          87,568             -        87,568
     Accounts receivable
      Customer                                             328,061            -         181,805             -       509,866
      Accrued unbilled revenues                            188,294            -                             -       188,294
      Other                                                126,489        9,415         111,458      (107,349)      140,013
     Inventories
      Fuel                                                 163,326            -               -             -       163,326
      Materials and supplies                               139,338            -          32,782             -       172,120
     Asset from risk management activities                       -            -         289,141             -       289,141
     Other                                                  24,800            -          13,099             -        37,899
                                                      ---------------------------------------------------------------------
       Total current assets                                994,242       21,740         743,536      (107,349)    1,652,169
                                                      ---------------------------------------------------------------------
   Investments
     Nuclear decommissioning trust funds                   397,872            -               -             -       397,872
     Other                                                  37,559      717,520       4,046,847    (4,532,429)      269,497
                                                      ---------------------------------------------------------------------
       Total investments                                   435,431      717,520       4,046,847    (4,532,429)      667,369
                                                      ---------------------------------------------------------------------
   Property, Plant and Equipment
     Property, plant and equipment                      11,430,741            -         751,514        (3,221)   12,179,034
     Property under capital leases                         220,563            -             446             -       221,009
     Nuclear fuel under capital lease                      704,675            -               -             -       704,675
     Construction work in progress                           2,172            -          54,252             -        56,424
     Less: accumulated depreciation and amortization    (5,659,131)           -        (115,492)            -    (5,774,623)
                                                      ---------------------------------------------------------------------
         Total property, plant and equipment             6,699,020            -         690,720        (3,221)    7,386,519
                                                      ---------------------------------------------------------------------

   Regulatory Assets                                     2,685,670            -               -             -     2,685,670

   Other Assets                                            171,424        2,643          96,293             -       270,360
                                                      ---------------------------------------------------------------------
TOTAL ASSETS                                           $10,985,787    $ 741,903    $  5,577,396   $(4,642,999)  $12,662,087
                                                      =====================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities
     Accounts payable                                     $253,060    $     131    $    281,931   $  (130,599)  $   404,523
     Accrued interest                                       55,662        3,303              16          (311)       58,670
     Dividends payable                                      79,816            -          73,465       (79,816)       73,465
     Accrued payroll                                        96,440            -           6,183             -       102,623
     Short-term borrowings                                 244,842      258,100             177             -       503,119
     Liability from risk management activities                   -            -         279,920             -       279,920
     Deferred income taxes                                  94,754            -           1,991             -        96,745
     Current portion long-term debt                        159,214            -          74,194             -       233,408
     Current portion capital leases                         40,799            -               -             -        40,799
     Other                                                 166,978          307          50,107             -       217,392
                                                      ---------------------------------------------------------------------
       Total current liabilities                         1,191,565      261,841         767,984      (210,726)    2,010,664
                                                      ---------------------------------------------------------------------
   Other Liabilities
     Deferred income taxes                               1,810,797           14          (9,417)            -     1,801,394
     Capital leases                                        145,863            -               -             -       145,863
     Regulatory liabilities                                184,798            -               -             -       184,798
     Other                                                 586,005            -         (35,472)       37,176       587,709
                                                      ---------------------------------------------------------------------
       Total other liabilities                           2,727,463           14         (44,889)       37,176     2,719,764
                                                      ---------------------------------------------------------------------

   Long-Term Debt                                        3,344,196      400,000         172,846             -     3,917,042
                                                      ---------------------------------------------------------------------
   Shareholders' Equity
     Common stock                                        1,951,434       50,000       2,373,742    (2,457,350)    1,917,826
     Retained earnings (deficit)                         1,771,129       30,048       2,307,713    (2,012,099)    2,096,791
                                                      ---------------------------------------------------------------------
       Total shareholder's equity                        3,722,563       80,048       4,681,455    (4,469,449)    4,014,617
                                                      ---------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $10,985,787    $ 741,903    $  5,577,396   $(4,642,999)  $12,662,087
                                                      =====================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000
Thousands of Dollars

                                                                                             INTER-COMPANY
                                                 THE DETROIT                                  ELIMINATIONS     DTE
                                                   EDISON           DTE                           AND         ENERGY
                                                   COMPANY        CAPITAL         OTHER         RECLASS-      COMPANY
                                                 CONSOLIDATED   CORPORATION   SUBSIDIARIES     IFICATIONS   CONSOLIDATED
                                                 -----------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
   DECEMBER 31, 1999                             $  1,677,000    $    18,616   $ 2,084,069    $(1,820,455)   $ 1,959,230

Net income (loss)                                     410,719         11,512       553,143       (506,824)       468,550

Retirement of common stock                                  -              -             -              -              -

Deduct:
   Cash dividends on common stock                    (319,264)             -      (294,193)       319,264       (294,193)

   Expense associated with preferred
     stock redeemed                                         -              -             -              -              -

   Cash dividends on cumulative
     preferred stock                                        -              -             -              -              -

Other                                                   2,674            (80)      (35,306)        (4,084)       (36,796)
                                                 -----------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
   DECEMBER 31, 2000                             $  1,771,129    $    30,048   $ 2,307,713    $(2,012,099)   $ 2,096,791
                                                 =======================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
Thousands of Dollars

                                                                                           INTER-COMPANY
                                                 THE DETROIT                                ELIMINATIONS    DTE
                                                   EDISON          DTE                          AND        ENERGY
                                                   COMPANY       CAPITAL        OTHER         RECLASS-     COMPANY
                                                 CONSOLIDATED  CORPORATION   SUBSIDIARIES    IFICATIONS  CONSOLIDATED
                                                 --------------------------------------------------------------------
OPERATING REVENUES                               $ 4,128,935   $        -    $1,476,770     $  (8,891)   $5,596,814

OPERATING EXPENSES
   Fuel and purchased power                        1,270,791            -       967,768        (5,519)    2,233,040
   Operation and maintenance                         976,842        1,064       505,229        (3,301)    1,479,834
   Depreciation and amortization                     719,358            -        38,251           (76)      757,533
   Taxes other than income                           289,177          411         5,949             -       295,537
                                                 ------------------------------------------------------------------
      Total operating expenses                     3,256,168        1,475     1,517,197        (8,896)    4,765,944
                                                 ------------------------------------------------------------------
OPERATING INCOME (LOSS)                              872,767       (1,475)      (40,427)            5       830,870
                                                 ------------------------------------------------------------------
INTEREST EXPENSE AND OTHER
   Interest expense                                  276,799       46,398        79,677       (66,457)      336,417
   Other - net                                        12,724      (65,580)     (503,870)      573,286        16,560
                                                 ------------------------------------------------------------------
      Total interest expense and other               289,523      (19,182)     (424,193)      506,829       352,977
                                                 ------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                           583,244       17,707       383,766      (506,824)      477,893

INCOME TAXES                                         172,525        6,195      (169,377)            -         9,343
                                                 ------------------------------------------------------------------
NET INCOME (LOSS)                                 $  410,719   $   11,512    $  553,143    $ (506,824)      468,550
                                                 ==================================================================
Common Shares Outstanding - Average (Thousands)                                                             143,116
Earnings Per Share of Common Stock                                                                       $     3.27

                              DTE ENERGY COMPANY
                 NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


Entities for which financial statements are not presented.

The following affiliates of the Claimant have had no financial activity during the calendar year 2000. Accordingly, financial information for these companies is not provided.

DTE Center Point, Inc.
Great Lakes Energy Producers, Inc.
Great Lakes Energy Services, Inc.
Superior Energy Services, Inc.
DTE Enterprises, Inc.
DTE Energy Alternatives, Inc.
DTE Business Services, Inc.
DTE Resources, Inc.
DTE Services, Inc.
DTE Tonawanda, L.L.C.
Woodward Energy, L.L.C.
Chicago Heights Energy Partners
CBC 1, L.L.C.
Detroit Edison Securitization Funding, L.L.C.
Ashley Mews, L.L.C.
Syndeco Plaza, L.L.C.

This report does not contain information for affiliates of the Claimant which are accounted for using the equity method.

                                  EXHIBIT B


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organizational chart of DTE River Rouge No. 1, L.L.C.


                               DTE ENERGY COMPANY


                           DTE ENERGY RESOURCES, INC.


                              DTE GENERATION, INC.


                         DTE RIVER ROUGE NO. 1, L.L.C.